Exhibit 7.1

TELEFONOS DE MEXICO, S.A. DE C.V. AND SUBSIDIARIES

RATIO OF EARNINGS TO FIXED CHARGES

Thousands of Mexican pesos with purchasing power at December 31, 2005

CONCEPT	2001	2002	2003	2004	2005
Mexican GAAP:

Income before income tax and employee profit sharing	45,355,450	37,462,905	38,551,738	44,570,775	43,358,272

Fixed charges :
Interest expense	7,896,859	6,832,612	6,003,161	6,196,196	7,339,696

Earnings under Mexican GAAP	53,252,309	44,295,517	44,554,899	50,766,971	50,697,968

Mexican GAAP:
Employee profit sharing	3,368,906	3,393,131	2,809,923	2,916,174	2,863,685

U.S. GAAP adjustments:
Total U.S. GAAP adjustments, net	(3,688,864)	(1,930,261)	(807,666)	412,625	(1,950,217)
Deferred income tax	(60,088)	(301,065)	(277,819)	1,899,558	136,170
Interest capitalized during the period	679,208	397,796	107,088	56,137	104,364
Depreciation of capitalized interest	(544,829)	(511,214)	(597,299)	(578,732)	(570,601)
Equity in results of affiliates					250,432
Minority interest				16,276	(420,174)

U.S. GAAP adjustments without deferred income tax and capitalized interest	(3,763,155)	(1,515,778)	(39,636)	(980,614)	(1,450,408)

Earnings under U.S. GAAP	46,120,248	39,386,608	41,705,340	46,870,183	46,383,875

Fixed charges:
Interest expense under U.S. GAAP	7,217,651	6,434,816	5,896,073	6,140,059	7,235,332
Interest capitalized during the period	679,208	397,796	107,088	56,137	104,364

Fixed charges under U.S. GAAP	7,896,859	6,832,612	6,003,161	6,196,196	7,339,696

RATIO OF EARNINGS TO FIXED CHARGES:

Mexican GAAP	6.7	6.5	7.4	8.2	6.9

U.S. GAAP	5.8	5.8	6.9	7.6	6.3